Exhibit 16.1

May 2, 2005

Securities and Exchange Commission

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Cache, Inc. and, under the date of March 15, 2005, we reported on the consolidated financial statements of Cache, Inc. and subsidiaries as of and for the years ended January 1, 2005 and December 27, 2003, and management's assessment of the effectiveness of internal control over financial reporting as of January 1, 2005, and the effectiveness of internal control over financial reporting as of January 1, 2005. On February 11, 2005 we declined to stand for re-election as Cache, Inc.'s independent registered accountants for fiscal 2005. We have read Cache, Inc.'s statements included under Item 4.01 of its Form 8-K/A dated May 2, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Cache, Inc.'s statements in the last paragraph under Item 4.01.

Very truly yours,

(Signed) KPMG LLP